Investor Relations **Release**

Raiffeisen **INTERNATIONAL**
Member of RZB Group

Vienna, 28 December 2007

Declaration pursuant to § 93 sub-section 2 Stock Exchange Act [Börsegesetz]

Transfer of RZB shares in Raiffeisen International to holding structure

As announced in July 2007, Raiffeisen Zentralbank Österreich AG (RZB) transferred all its shares in Raiffeisen International Bank-Holding AG (Raiffeisen International) into a holding structure during the course of RZB's corporate structure optimisation pertaining to trade and fiscal law. The new structure becomes effective as of 28 December 2007.

As the subscription rights for Raiffeisen International's capital increase have already been exercised via this holding structure, all shares in Raiffeisen International until now directly held by RZB in the amount of 68.5 % of the equity capital and the voting rights for Raiffeisen International, shall now be held by Cembra Beteiligungs GmbH, Vienna, which is (indirectly) fully owned by RZB.

The calculated share-ownership ratio remains unchanged. No material alteration thus arises for Raiffeisen International, and the economic ownership structure also remains unchanged.

The selected structure is common in Austrian companies and is also applied to the relationship between RZB and its shareholders.

For further information please contact:

Susanne Langer
Vice President Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna

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